August 26, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Michael McTiernan, Esq.
Stacie Gorman, Esq.

Re:	CurrencySharesSM South African Rand Trust–
Registration Statement on Form S-1
Amendment No. 3 (Registration No. 333-150685)

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Rydex Specialized Products LLC, the sponsor (the “Sponsor”) of the CurrencySharesSM South African Rand Trust (the “Trust”), on behalf of the Trust hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Thursday, August 28, 2008, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Sponsor and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 26, 2008

Please contact counsel for the Trust, George Simon at (312) 832-4554 or David V. Gubbini at (313) 234-7144, should you have any questions or comments regarding this request.

RYDEX SPECIALIZED PRODUCTS LLC

By:	/s/ Kevin Farragher
Kevin Farragher
Chief Executive Officer